Exhibit 99.116

FISCAL 2020

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended November 30, 2020

TSX: VLNS
OTCQX: VLNCF

The Valens Company Inc.
(formerly Valens GroWorks Corp.)

THE VALENS COMPANY INC.

(formerly VALENS GROWORKS CORP.)

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Year Ended November 30, 2020

(Expressed in Thousands of Canadian Dollars Except Share Amounts)

The following management's discussion and analysis ("MD&A") of the financial condition and results of the operations of The Valens Company Inc. (formerly Valens GroWorks Corp.) (the “Company”) constitutes management's review of the factors that affected the Company's financial and operating performance for the year ended November 30, 2020. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended November 30, 2020 and 2019 together with the notes thereto. The results for the year ended November 30, 2020 are not necessarily indicative of the results that may be expected for any future period.

All financial information contained in this MD&A is current as of February 24, 2021 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in thousands of Canadian dollars, unless otherwise specified.

Additional information regarding the Company is available on SEDAR at www.sedar.com, and the Company’s website www.thevalenscompany.com. The date of this MD&A is February 24, 2021.

FORWARD-LOOKING INFORMATION

Inherent in forward-looking statements involve known and unknown risks, and factors may include, but are not limited to: unavailability of financing, changes in government regulation, general economic condition, general business conditions, limited time being devoted to business by directors, escalating professional fees, escalating transaction costs, competition, fluctuation in foreign exchange rates, stock market volatility, unanticipated operating events and liabilities inherent in industry.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward- looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of biomass, bulk cannabis oil and consumer packaged goods prices develop as expected; that the Company receives regulatory and governmental approvals as are necessary on a timely basis; that the Company is able to obtain financing as necessary on reasonable terms; that there is no unforeseen deterioration in the Company’s activity costs; that the Company is able to procure equipment and supplies, as necessary, in sufficient quantities and on a timely basis; that there are no unanticipated changes to market competition; that no environmental and other proceedings or disputes arise; and that the Company maintains its ongoing relations with its employees, consultants and advisors.

Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive.

Management Discussion & Analysis

The global pandemic related to an outbreak of the novel coronavirus disease (“COVID-19”) has cast uncertainty on each of these assumptions. There can be no assurance that they continue to be valid. The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business remain unknown at this time. These impacts could include, amongst others, an impact on our ability to obtain debt or equity financing, increased credit risk on receivables, impairment of investments, net realizable value of inventory, impairments in the value of our long-lived assets, or potential future decreases in revenue or profitability of our ongoing operations. See “Risk Factors”.

Forward-looking statements are not guarantees of future performance. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

The forward-looking statements contained herein are based on information available as of February 24, 2021.

COMPANY OVERVIEW

The Valens Company Inc. (formerly Valens GroWorks Corp.) was incorporated under the laws of British Columbia on January 14, 1981. On June 18, 2020, the Company completed a continuance under the Canada Business Corporations Act (“CBCA”), making the Company a federal corporation governed by the CBCA. At the same time, the Company changed its name from Valens GroWorks Corp. to The Valens Company Inc. The Company’s common shares trade under the trading symbol “VLNS” on the Toronto Stock Exchange (“TSX”) and under the trading symbol “VLNCF” on the OTC Markets. The Company delivers a diverse suite of extraction methodologies and end-to-end development and manufacturing of innovative, cannabinoid-based products. The Company also provides analytical testing services to third party licensed producers in the cannabis space through its ISO 17025 accredited analytical lab.

The Company operates through its five wholly-owned subsidiaries, Valens Agritech Ltd. (“VAL”), Valens Labs Ltd. (“Labs”) and Valens Farms Ltd. (“Farms”), all based in the Okanagan Valley of British Columbia, Southern Cliff Brands Inc. (“Pommies”) in the greater Toronto area of Ontario and Valens Australia Pty Ltd. (“VAPL”) in Australia.

VAL was incorporated under the Business Corporations Act of the Province of British Columbia on April 14, 2014. On November 2, 2016, the Company completed the acquisition of VAL pursuant to a share exchange agreement dated October 31, 2016. VAL has been granted a standard processing and standard cultivation license under the Cannabis Act and has been licensed by Health Canada to sell directly to provincial distributors and other authorized Canadian retail supply channels. On November 22, 2020, VAL’s standard processing and standard cultivation license was amended to add the second production facility in Kelowna. VAL also holds an analytical testing license and on July 10, 2020, VAL received a cannabis research license from Health Canada under the Cannabis Act.

Supra THC Services Inc (“Supra”) was incorporated under the Business Corporations Act of the Province of British Columbia on December 10, 2015 and held an analytical testing license from Health Canada. On October 23, 2018, the Company entered into an agreement with Rotogro International Limited (“Rotogro”) to sell the shares of Supra. During the year ended November 30, 2019, the Company was advised by Rotogro that they would be unable to close the transaction and the Company subsequently requested the Supra analytical testing license be cancelled by Health Canada. On November 30, 2020 Supra and Labs were amalgamated.

Labs was incorporated under the Business Corporations Act of the Province of British Columbia on October 18, 2018 to transfer the assets and operations of Supra upon the closing of the Rotogro transaction to allow the Company to continue to provide sector-leading analytical and proprietary testing services. Labs, in collaboration with Thermo Fisher Scientific (Mississauga) Inc., is developing a “Centre of Excellence in Plant Based Medicine Analytics” at the Company’s 25,000 square foot facility in Kelowna, B.C.

Farms was incorporated under the Business Corporations Act of the Province of British Columbia on July 19, 2018 to hold the Company’s interest in its joint venture project with Kosha Projects Inc. (“Kosha”). The Company has since terminated its investment in the joint venture with Kosha.

On April 23, 2019, the Company acquired Straight Fire Consulting LLC (“Straight Fire”). On the date of acquisition, Straight Fire did not have any assets or liabilities. The Company is in the process of dissolving Straight Fire.

Management Discussion & Analysis

On November 8, 2019, the Company acquired 100% of the shares of Pommies. Pommies was an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Products were sold through the Liquor Control Board of Ontario. Pommies is also a mature cannabis micro-processing license applicant.

On June 26, 2020, VAPL was incorporated under the laws of Western Australia to begin to develop the Company’s presence in the Australian market.

CORPORATE HIGHLIGHTS

International Expansion Initiatives

Australia

Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). This agreement provides the Company strategic access to the Australian market, the second largest legalized cannabis market outside of North America through a preferred supplier relationship with Cannvalate and the establishment of an asset light operating platform in Australia. The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement.

The Company’s wholly-owned subsidiary VAPL has received the wholesale licenses required to sell and supply Schedule 4 and Schedule 8 cannabis-derived products under its own title in accordance with the Drugs, Poisons and Controlled Substance Act 1981 in Australia. These wholesale licenses permit VAPL to provide premium derivative products containing Cannabidiol (CBD) and Tetrahydrocannabinol (THC) directly to the medicinal cannabis market in Australia. Subsequent to November 30, 2020, VAPL also received the licenses required to import and export Schedule 4 and Schedule 8 cannabis-derived products in Australia.

During the year ended November 30, 2020, the Company began to monetize the agreement with Cannvalate with the shipment of the initial two orders of three different SKUs of tinctures into the Australian market. The Company continues to leverage its relationship with Cannvalate to expand the distribution and range of products being supplied into the Australian market.

Denmark

The Company made an initial shipment of CBD isolate and THC and CBD distillate to a partner in Denmark, after being selected to support a research and development initiative for a leading pharmaceutical company.

SoRSE Technology Corp.

Effective December 12, 2019, the Company entered into an expanded agreement with SoRSE Technology Corp. (“SoRSE”), granting the Company the exclusive licence to use the proprietary emulsion technology that transforms cannabis oil and oil- based terpenes into water-compatible forms for use in beverages, edibles, topicals and other consumer products in Canada, Europe, Australia and Mexico during the initial 5-year term, with a 2-year renewal of exclusivity based on achieving certain performance milestones. The consideration at closing was US$10,000, which is comprised of US$6,000 in cash (paid) and US$4,000 in common shares (issued) of the Company, based on the 10-day volume weighted average price of the Company’s common shares on TSX-V. As part of the Agreement, Valens will transfer to SoRSE royalty payments calculated as a percentage of sales. The royalty payments associated with the European, Australian and Mexican markets, will be subject to an annual minimum of US$2 million over the 5-year term. For the first year ended, the Company will pay the minimum US $2 million amount as described. The Company remains engaged in discussions on a number of international opportunities that will allow this technology, and the Company’s expertise in the sector, to be effectively utilized.

Domestic Expansion Initiatives

LYF Food Technologies

On January 25, 2021, the Company announced that it has entered into a definitive agreement to acquire all of the issued and outstanding shares of LYF Food Technologies Inc. (" LYF ") in a cash and share transaction for closing consideration of $24,900 plus up to an additional $17,500 in consideration payable upon the business achieving certain earn-out EBITDA milestones. The LYF Acquisition remains subject to approval from the Toronto Stock Exchange and customary conditions and approvals from senior lenders. This transaction has been approved by the Company's Board of Directors and is expected to close on or about March 1, 2021.

Management Discussion & Analysis

LYF is a premier edibles manufacturer based in Kelowna, British Columbia with expertise in novel product creation, white label manufacturing and infusion technologies. LYF operates from a licensed 10,500 square foot production facility with a product development and manufacturing platform focused on consumer-driven innovation, and product safety and consistency.

K2 Facility Expansion

The Company has commenced its first shipments of cannabis derivative products from its newly-operational K2 Facility, including a wide range of products such as crumble, beverages, THC drops, vapes, and tinctures. Currently, the Company has commissioned the manufacturing of vapes, tinctures, beverages, and bath bombs in the K2 Facility. Valens intends to further operationalize the facility over the next few quarters to increase the production, packaging, and shipping of its existing portfolio, as well as a number of soon-to-be launched product formats such as hash and pre-rolls.

Pommies Facility Expansion

Construction and retrofitting of the Pommies facility for use in the production of cannabinoid-based beverages is progressing and management anticipates that this facility will be operational late in the second quarter of 2021. The budget for the construction and retrofitting for the facility including equipment purchases was approximately $6,000. Of this amount, the Company has spent approximately $1,000 of the balance to date with a remaining amount to spend of $5,000, which includes $3,000 required to be spent on equipment for the facility to become fully operational. Management also expects that the micro- processing license application submitted by Pommies under review by Health Canada for the aforementioned purpose will be approved in the second quarter of 2021.

The earn-out payout to the vendors of Pommies pursuant to the Pommies Acquisition is fixed at $500 cash and 345,172 Common Shares that will be proportionally earned upon the achievement of each of the following milestones: (i) receipt of the Micro- Processing License, (ii) the amendment to VAL’s existing Health Canada standard processing license to permit sales, (iii) production of a target number of revenue earning units, and (iv) achieving a trailing twelve month EBITDA target. No earn-out milestones pursuant to the Pommies Acquisition have been fulfilled at this time.

During the year ended November 30, 2020, the Company’s consolidated revenue included $2,214 (2019 - $66) generated from the existing Pommies cider business. In addition, for the year ended November 30, 2020, the Company’s consolidated loss and comprehensive loss included a net loss of $542 (2019 - $21) from Pommies.

Please see the chart below for a full summary and status update of the various construction and licensing milestones, related approximate spends to date, and anticipated further amounts required to be spent prior to project completion, for each of (i) the K2 Facility and (ii) the Pommies Facility.

Project	Milestones	Status	Spend To Date	Remaining Spend	Anticipated or Confirmed Quarter of Completion
K2 Facility	Completion of construction / equipment fit up	Substantially complete	$26,000	$3,000 - $5,000	Q2, 2021 (anticipated)
	Amendment to VAL’s existing Health Canada standard processing license to include a second facility	Complete	N/A	N/A	Completed in Q1, 2021
	Facility operational/ revenue generating	Complete	N/A	N/A	Completed in Q1, 2021
Construction and retrofit of the Pommies Facility	Completion of construction / equipment fit up	In Progress	$1,000	$5,000	Q2, 2021 (anticipated)
	Approval of Micro- Processing License	In Progress	N/A	N/A	Q2, 2021 (anticipated)
	Facility operational / revenue generating	Not yet commenced	N/A	N/A	Q2, 2021 (anticipated)

White Label Manufacturing Partnerships

During the year ended 2020, the Company entered into the following agreements with industry partners:

•	Verse Cannabis initial five-year manufacturing and distribution agreement. The first line of products will be manufactured under the brand Verse Originals, which will include a range of high-quality products, such as vapes and oils. To follow, the Company will produce and manufacture a line of innovative formats under the brand Verse Concentrates, including crumble, live resin vape pens and various water-based products leveraging SōRSE by Valens emulsion technology. The Verse agreement follows a royalty-based payment structure. In fiscal 2020, the Company shipped products under the Verse Cannabis agreement including two SKUs of vapes and one SKU of tincture under the Verse Originals brand and one SKU of crumble under the Verse Concentrates brand to select retailers in British Columbia, Alberta, Saskatchewan and Ontario. Subsequent to the end of fiscal 2020, the Company began shipping two SKUs of THC and CBD water-soluble drink drops under the Verse Originals line;

•	A1 Cannabis Company initial five-year manufacturing and distribution agreement to manufacture the first cannabis- infused white label beverage in Canada. The line of beverages includes BASECAMP, a CBD-forward iced tea, and SUMMIT, a THC-forward citrus water. Both products are available at select retailers throughout British Columbia, Alberta, Saskatchewan, and Ontario with additional markets expected to follow;

•	BRNT Ltd. strategic amendment to existing custom manufacturing agreement including the launch of a premium vape line “Made By”, which includes three SKUs of vape cartridges. These cartridges contain premium, true-to-strain extracts with delicate terpene profiles to appeal to a range of consumer profiles. Prior agreement terms, including profit-sharing and minimums, were also amended to a royalty structure to provide more streamlined economics and incentivize high volume sales in a dynamic market. In fiscal 2020, the Company shipped products under the BRNT agreement including three SKUs of vape cartridges to select retailers in British Columbia, Alberta, and Ontario;

•	TREC Brands Inc. to manufacture vape cartridges across three existing TREC brands; Thumbs Up Brand, WINK, and Blissed, with the potential to later produce other innovative products. The TREC agreement follows a royalty-based payment structure. In fiscal 2020, the Company shipped two SKUs of vape cartridges under the TREC agreement to select retailers in Alberta and Ontario, with additional provincial locations to follow in 2021;

•	High 12 Brands initial two-year agreement to develop and manufacture a premium line of vape products under the DAIZE brand portfolio. The DAIZE brand of vape products will offer experienced consumers unique and potent formulations with premium cannabis oil made from a curated selection of sought-after cannabis strains. The High 12 agreement follows a royalty-based payment structure. In fiscal 2020, the Company shipped two SKUs of vape cartridges under the High 12 agreement to select retailers in British Columbia, with additional provincial locations to follow in 2021;

During fiscal 2020, Tilray Inc. completed all obligations under the extraction services and manufacturing agreement dated June 4, 2019. As a result, this agreement has been terminated and no further obligations exist between Tilray Inc. and the Company. In addition, the Company and FPS Brands agreed to terminate the white label service agreement to develop and manufacture a craft line of hemp-derived CBD products under the ufeelu portfolio.

Production and Operational Highlights

The Company completed an analysis of the Canadian cannabis market including the anticipated increasing market supply of cannabis from large volume outdoor cannabis crops and the continued decline in dried cannabis pricing and made the strategic decision to liquidate the majority of its cannabis oil inventories at competitive, market clearing prices in the fourth quarter of 2020. With these sales now completed, Valens has achieved three core objectives: (1) repositioned our inventory and future cost of inputs, (2) increased its agility and production flexibility in a highly competitive market; and (3) better aligned its cost of inputs with its low-cost manufacturing infrastructure, which sets the stage for both potential lower input costs into cost of sales and potential market share gains against higher cost competitors.

While the above noted strategic repositioning led to a related financial statement impact in the fourth quarter of 2020, including inventory write downs $4,895, onerous contracts $1,819, and margin reductions as a result of selling some cannabis oil at a loss of $3,156, the Company believes it better positions Valens in the evolving Canadian cannabis market and, when combined with the Company’s recently completed facility expansion, provides a platform for continued growth in 2021.

Management Discussion & Analysis

The Company remains one of the largest cannabis extraction and custom manufacturing companies in Canada. During fiscal 2020, the Company continued to successfully execute on the shift in focus away from third party toll extraction processing to the formulation, manufacturing and launching of product SKUs into the cannabis 2.0 market for our industry partners. This shift was highlighted by the continued slowdown realized from some of the Company’s industry partners for toll extraction services and growth in the number of product SKUs manufactured quarter over quarter in fiscal 2020.

The Company processed the following input cannabis and hemp biomass and produced the following cannabis 2.0 product SKUs over the last four consecutive quarters ended November 30, 2020.

	For the three months ended
	November 30, 2020	August 31, 2020	May 31, 2020	February 29, 2020
Biomass extracted (kilograms)	10,311	8,054	30,059	19,962
% change over the prior period	28%	(73)%	51%	(18)%

Product SKUs manufactured (#)	62	56	36	9
% change over the prior period	11%	56%	300%	50%

Health Canada – Licensing

On November 22, 2020, one of the Company’s wholly owned subsidiaries, VAL, received an amendment to its existing Health Canada standard processing licence to allow operations to commence at its second manufacturing and processing facility in Kelowna, BC (“K2 Facility”). Located beside the Company's original facility focused on cannabis processing, the 42,000 square foot K2 Facility was built to incorporate proprietary technologies and product manufacturing capabilities to significantly increase the Company's output of finished cannabis derivative products to Canadian and international markets. The scalable K2 Facility holds the capacity to manufacture a wide range of product formats, including vapes, sprays, tinctures, capsules, topicals, in addition to small-scale beverage filling, to meet the growing demand for Cannabis 2.0 products.

On July 10, 2020, the Company received its Cannabis Research Licence under Health Canada’s Cannabis Act and Cannabis Regulations through its wholly-owned subsidiary, VAL. This licence permits the Company to conduct research involving the administration or distribution of cannabis to human subjects for the assessment of taste, sight, smell or touch, subject to conditions laid out by Health Canada. The Company will use this licence to conduct controlled human trials for the sensory evaluation of its cannabis extracts, concentrates and oils, including vaporizers, and beverage and edible products, at its extraction, manufacturing and testing facilities in Kelowna, B.C.

Subsequent to the end of the year on February 10, 2021, one of the Company’s wholly owned subsidiaries, VAL, received an amendment to its existing Health Canada standard processing license to permit the sale of dried cannabis products to authorized provincial and territorial retailers in Canada.

Board of Directors Appointments and Resignations

At the Company’s Annual General and Special Meeting of shareholders (“AGM”) held on Friday June 12, 2020, the following three independent directors joined the Board of the Company:

•	Karin A. McCaskill, Former SVP, General Counsel, and Corporate Secretary of Empire Company Limited and Sobeys Inc.

•	Andrew Cockwell, Managing Partner and Co-Founder of Ursataur Capital Management

•	Renee Merrifield, CEO and Founder of Troika Management Corp.

On November 26, 2020, Ms. Renee Merrifield stepped down from the Company’s Board following her election as Member of the Legislative Assembly of the Kelowna – Mission district in British Columbia. Mr. Chris Irwin, Independent Director, and Mr. Chris Buysen, Chief Financial Officer, did not stand for re-election to the Board at the AGM. Mr. Buysen will continue in his role on the executive team as Chief Financial Officer.

Management Discussion & Analysis

Capital Markets Strategy

The Company received final approval to list its common shares and warrants on the TSX and officially commenced trading at the open of markets on April 16, 2020 under the trading symbols “VLNS” and “VLNS.WT”. The Common shares and warrants of the Company were concurrently delisted from the TSX Venture Exchange.

In addition, on January 16, 2020 the Company was able to secure eligibility from the Depository Trust Company (“DTC”) for its shares traded on the OTCQX Best Markets in the U.S.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization (“WHO”) declared the COVID-19 outbreak a pandemic. The continued spread of COVID-19 nationally and globally could have an adverse impact on our business, operations and financial results, including through disruptions in our processing activities, supply chains and sales channels, as well as a deterioration of general economic conditions including a possible national or global recession.

The Company takes the health and safety of our people very seriously. Wherever feasible, the Company transferred personnel and functions from on-site to home-based platforms. For any functions which are required to remain on site we increased our focus on social distancing, utilization of personal protective equipment and additional hand sanitizing stations throughout our manufacturing and administrative facilities. In addition, travel restrictions have been put in place and visitor access has been restricted to our facility.

During the year ended November 30, 2020, the Company was impacted by the overall market uncertainty as a result of COVID- 19, through reduced shipments of biomass from extraction partners and reduced demand for bulk winterized and distillate oil as our partners adjusted their workforce and operations to manage through the uncertainty created by the pandemic.

Due to the continued uncertainty of the pandemic’s magnitude, outcome and duration, it is not possible to estimate the future impact on our business, operations or financial results; however, the impact could be material.

Debt and Equity Transactions for the year ended November 30, 2020

On May 29, 2020, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Co-Lead Arranger and Administrative Agent, and ATB Financial (“ATB”) as Co-Lead Arranger (together, the “Lenders”). Under the terms of the credit facility as of May 29, 2020, the Lenders committed to provide the Company up to $40,000 of secured debt financing at interest rates ranging from prime plus 2.00% to prime plus 2.50% per annum depending on certain financial covenants. The credit facility initially provided for (i) a $20,000 secured term loan, which was fully drawn, and (ii) up to a $20,000 secured revolving loan, which has not been drawn as of November 30, 2020. The credit facility has a three- year term, maturing May 29, 2023 and is secured by a first ranking charge over substantially all the Company’s assets. The Company is required to repay the term loan component at a minimum $500 per quarter for four quarters commencing August 31, 2020, $625 per quarter commencing on August 31, 2021 for four quarters, and $750 per quarter commencing on August 31, 2022 for three quarters, with the balance due May 29, 2023.

On November 30, 2020, given the rapid acceleration of the Company’s strategic transition from tolling to finished products manufacturing, it was determined that the term loan was no longer appropriate and did not provide the flexibility required to support the business or management’s strategic objectives. Accordingly, on November 30, 2020, the Company made a voluntary prepayment of $9,500 borrowed pursuant to the Term Loan, reducing the secured revolving loan to $9,500, and the credit facility was amended: (i) to remove an accordion feature that previously allowed the Company to increase the aggregate commitments under the credit facility by up to an additional $10,000, (ii) to amend certain financial covenants including the senior leverage ratio and the fixed charge coverage ratio and the basis of EBITDA calculations for these financial covenants to be determined on an annualized forward looking basis commencing in the first quarter of 2021, (iii) the addition of a minimum liquidity covenant of $5,000 until June 30, 2021 (iv) the addition of a fourth tier of pricing resulting in interest on the term loan of prime plus 2.00% to prime plus 2.75% depending on certain financial covenants and (v) a waiver was received from the Lender relating to the fourth quarter of 2020 financial covenants.

The Company issued 175,424 common shares and 87,712 warrants exercisable at a price of $4.00 per common share in connection with the exercise of broker warrants for gross proceeds of $518.

The Company issued 436,650 common shares in connection with the exercise of options for gross proceeds of $328.

The Company issued 1,200,000 common shares to settle obligations to issue shares in connection with employment and consulting compensation agreements.

Management Discussion & Analysis

The Company issued 170,182 common shares in connection with the vesting and release of 340,355 RSUs resulting in an increase to share capital of $328 and a decrease in cash and cash equivalents of $261.

The Company issued 1,730,432 common shares valued at $5,070 in connection with the expansion of the SoRSE agreement.

On October 19, 2020, the Company completed a company wide grant of 1,621,062 options with an exercise price of $1.73, vesting over three years, with a five-year term. In addition, the Company granted 1,021,062 restricted share units to certain officers and employees that vest quarterly over a three-year period and 186,813 deferred share units to non-management directors of the Company that all vested by November 30, 2020.

The TSX had accepted the Company’s Normal Course Issuer Bid (“NCIB”), which allowed the Company to repurchase, at its discretion, up to 6,275,204 common shares in the open market or as otherwise permitted by the TSX subject to the normal terms and limitations of such bids. Common shares purchased by the Company were cancelled. The program commenced on December 19, 2019 and was terminated on December 18, 2020. During the year ended November 30, 2020, the Company repurchased and subsequently cancelled 43,600 common shares at prices between $2.24 and $2.25.

Debt and Equity Transactions subsequent to the year ended November 30, 2020

On January 29, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 19,364,000 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $2.55 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company paid a cash commission of $2,186.

SELECTED FINANCIAL INFORMATION

Selected Consolidated Statements of Loss Information – November 30	2020	2019	2018
Revenue	86,059	58,106	52
Excise taxes	(2,281)	-	-
Net revenue	83,778	58,106	52
Gross profit	25,724	41,351	20
Gross profit %	29.9%	71.2%	38.5%
Operating expenses	46,395	33,093	13,787
Other expenses	1,920	8,519	2,144
Provision for (recovery of) income taxes	(1,909)	6,275	1
Loss and comprehensive loss	(20,682)	(6,536)	(15,912)
Loss and comprehensive loss per share – basic and diluted	(0.16)	(0.06)	(0.22)
Weighted average number of shares outstanding – basic and diluted	127,555,026	111,562,370	73,175,042
Adjusted gross profit(1)	39,992	41,351	20
Adjusted gross profit %(1)	46.5%	71.2%	38.5%
Adjusted EBITDA(2)	14,139	27,471	(7,290)
Adjusted EBITDA % (2)	16.4%	47.3%	-%

(1)	Management has adjusted the presentation of gross profit for the inventory valuation allowance, onerous contract provision and realized losses on the sale of bulk oil, which is a non-IFRS financial measure discussed in “Non-IFRS Measures” section below.

(2)	Management has defined adjusted EBITDA as loss and comprehensive loss for the period before interest, taxes, depreciation and amortization adjusted for other one-time and non-cash items, which is a non-IFRS measure discussed in the “Non-IFRS Measures” section below.

Selected Consolidated Statements of Financial Position Information – November 30	2020	2019	2018
Cash	20,344	49,888	1,726
Marketable securities and derivatives	1,032	8,813	23,506
Inventory	14,383	7,171	507
Other working capital	22,858	22,304	2,883
Non-current assets	89,098	45,440	21,455
Non-current liabilities	20,329	882	-
Equity	127,386	132,734	52,713

Management Discussion & Analysis

NON-IFRS MEASURES

Management has included certain non-IFRS performance measures in this MD&A, as defined in this section. Management employs these measures internally to measure our operating and financial performance. Management believes these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IRFS, enable investors to evaluate the Company’s operating results, underlying performance and future prospects in a manner similar to management.

There are no standardized methods of calculating these non-IFRS measures, managements methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

The Company has identified adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-IFRS financial measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as income (loss) and comprehensive income (loss) from operations, as reported, before interest, tax, depreciation and amortization, and adjusted for removing share-based payments, realized gains and losses from short term investments and liabilities, and other non-cash items including impairment losses. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings. See table below for determination of specific components of Adjusted EBITDA.

	For the three months ended		For the year ended
	November 30,	November 30,	November 30,	November 30,
	2020	2019	2020	2019
Adjusted EBITDA (non-IFRS measure)	$	$	$	$
Income (loss) and comprehensive income (loss) for the period	(16,634)	4,466	(20,682)	(6,536)
Adjustments:
Financing cost	315	1	685	2
Interest income	(62)	(315)	(496)	(1,003)
Provision for (recovery of) income taxes	(4,305)	6,275	(1,909)	6,275
Depreciation and amortization (per statement of cash flows)	2,849	3,520	10,765	5,890
Share-based payments	3,294	3,717	9,777	12,550
Accretion	201	-	712	-
Contract termination costs	-	-	-	5,945
Foreign exchange (gain) loss	24	-	(108)	2
Impairment loss assets held for sale	-	-	-	3,194
Impairment loss on inventory	4,895	-	9,293	-
Loss on onerous contracts	1,819	-	1,819	-
Realized loss on sale of bulk oil	3,156	-	3,156	-
Joint venture termination costs	-	-	931	-
Payments made on termination of consulting agreements	-	-	-	773
Loss on disposal of capital assets	200	48	228	48
Net (gain) loss on marketable securities and derivatives	(32)	-	(32)	331
	12,354	13,246	34,821	34,007
Adjusted EBITDA	(4,280)	17,712	14,139	27,471

For the year ended November 30, 2020, adjusted EBITDA decreased by $13,332 over the same period in fiscal 2019, as a result of the Company’s continued transition away from toll extraction services to a consumer product development and manufacturing platform, including bulk cannabis oil sales.

Management Discussion & Analysis

Adjusted Gross Profit

Management utilizes this measure to provide a representation of performance in the period by excluding the fair value measurement adjustments as required by IFRS, realized losses on onerous contracts and inventory sold at a loss and recognized as cost of sales in the period. Management believes this measure provides useful information as it represents gross profit for management purposes based on costs to manufacture, package and ship inventory sold, exclusive of any impairments, realized losses on inventory sold due to changes in internal or external influences impacting the net realizable value of inventory.

	For the three months ended		For the year ended
	November 30,	November 30,	November 30,	November 30,
	2020	2019	2020	2019
Adjusted Gross Profit (non-IFRS measure)	$	$	$	$
Gross profit (loss) for the period	(5,993)	22,594	25,724	41,351
Realized loss on sale of bulk oil	3,156	-	3,156	-
Loss on onerous contracts	1,819	-	1,819	-
Inventory valuation allowance	4,895	-	9,293	-
Adjusted gross profit	3,877	22,594	39,992	41,351

SEGMENTED INFORMATION

The Company has three reportable segments: cannabis operations, analytical testing and corporate, consistent with the manner in which the Company reports information to its chief decision makers and Board of Directors.

Cannabis operations processing segment includes the extraction, post-processing, and white label manufacturing sales transactions under the standard processing and standard cultivation license issued by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s extraction, post-processing and white label manufacturing facility in Kelowna, BC and beverage facility in Bolton, Ontario.

The analytical testing segment includes the provision of testing services for cannabis products under an analytical testing license provided by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s laboratory facility located in Kelowna, BC.

The corporate segment includes corporate growth activities, administration, financial and other support to other business units and inter-segment eliminations.

The operating segments for the three-month period ended:

	November 30, 2020				November 30, 2019
	Cannabis Operations $	Analytical Testing $	Corporate $	Total $	Cannabis Operations $	Analytical Testing $	Corporate $	Total $
Net revenue	15,606	731	(293)	16,044	30,534	356	(266)	30,624
Cost of sales, loss on onerous contracts & inventory allowance	22,117	165	(245)	22,037	7,936	219	(125)	8,030
	(6,511)	566	(48)	(5,993)	22,598	137	(141)	22,594
Other operating expenses	7,897	181	6,223	14,301	9,387	153	2,580	12,120
	(14,408)	385	(6,271)	(20,294)	13,211	(16)	(2,721)	10,474
Non- operating (income) expense	(3,546)	98	(212)	(3,660)	6,323	-	(315)	6,008
Net income (loss)	(10,862)	287	(6,059)	(16,634)	6,888	(16)	(2,406)	4,466
Total assets	55,458	1,611	110,507	167,576	50,652	1,365	102,734	154,751
Total liabilities	11,901	549	27,740	40,190	18,718	78	3,221	22,017

Management Discussion & Analysis

The geographical segments for the three-month period ended:

	November 30, 2020			November 30, 2019
	Domestic $	Foreign $	Total $	Domestic $	Foreign $	Total $
Net revenue	16,044	-	16,044	30,624	-	30,624

Included in net revenue arising from the cannabis operations segment is $2,634 from Customer A, $2,489 from Customer B, $2,143 from Customer C, $1,950 from Customer D, and $1,613 to Customer E. Customers A through E each contributed 10 per cent or more to the Company’s net revenue for the year ended November 30, 2020 (year ended November 30, 2019 – Customer F $10,296, Customer G $8,023, and Customer H $3,049).

The operating segments for the year ended:

	November 30, 2020				November 30, 2019
	Cannabis Operations $	Analytical Testing $	Corporate $	Total $	Cannabis Operations $	Analytical Testing $	Corporate $	Total $
Net revenue	82,094	2,779	(1,095)	83,778	57,795	901	(590)	58,106
Cost of sales, loss on onerous contracts & inventory allowance	58,090	646	(682)	58,054	16,702	413	(360)	16,755
	24,004	2,133	(413)	25,724	41,093	488	(230)	41,351
Other operating expenses	26,466	526	19,403	46,395	13,027	642	19,424	33,093
	(2,462)	1,607	(19,816)	(20,671)	28,066	(154)	(19,654)	8,258
Non- operating (income) expense	176	414	(579)	11	6,327	3,194	5,273	14,794
Net income (loss)	(2,638)	1,193	(19,237)	(20,682)	21,739	(3,348)	(24,927)	(6,536)
Total assets	55,458	1,611	110,507	167,576	50,652	1,365	102,734	154,751
Total liabilities	11,901	549	27,740	40,190	18,718	78	3,221	22,017

Management Discussion & Analysis

The geographical segments for the year ended:

	November 30, 2020			November 30, 2019
	Domestic $	Foreign $	Total $	Domestic $	Foreign $	Total $
Net revenue	83,642	136	83,778	58,106	-	58,106

Included in net revenue arising from the cannabis operations segment is $14,405 from Customer I, $12,661 from Customer F, $12,284 from Customer J, and $12,177 from Customer D. Each customer contributed 10 per cent or more to the Company’s net revenue for the year ended November 30, 2020 (year ended November 30, 2019 – Customer G $16,059, Customer K $10,394, and Customer F $10,359).

SUMMARY OF RESULTS

Net revenue

Net revenue is comprised mainly of revenue from (“Cannabis Operations”) including proprietary and industry leading extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate and the sale of cannabis 2.0 products. The Company also generates revenue from analytical testing from the Company’s ISO 17025 accredited lab.

Three Months Ended November 30, 2020 compared to August 31, 2020

Net revenue decreased $2,084 or 11.5% to $16,044 in the fourth quarter of fiscal 2020, compared to $18,128 in the previous quarter ended August 31, 2020. This decrease in revenue was driven by a $2,096 decrease in revenue from the Cannabis Operations which generated revenue of $15,606, compared to $17,702 in the previous quarter. Cannabis operations revenue associated with toll extraction and co-packing decreased $1,656 or 62.6% as a result of reduced shipments of biomass from extraction partners and lower co-packing order demand as our partners adjusted their workforce and operations to manage through the uncertainty created by the COVID-19 pandemic. The Company also realized a $621 or 4.1% decrease in product sales as a result of continued compression in pricing of bulk winterized and distillate oil. The decrease in bulk oil sales was partially offset by continued growth in provincial product sales which increased 292% over the prior quarter as the company continues to execute on the transition away from a focus on toll processing to product development and manufacturing.

In addition, the Company generated $731 in revenue from analytical testing through the Company’s lab, compared to $722 in the previous quarter ended August 31, 2020, including $293, (three months ended August 31, 2020 - $296) in intercompany testing revenue as the volume of third party tests completed by the lab remained strong and consistent quarter over quarter.

Three Months Ended November 30, 2020 compared to November 30, 2019

Net revenue decreased $14,580 or 47.6% to $16,044 for the three months ended November 30, 2020, compared to revenues of $30,624 in the same period in fiscal 2019. This decrease in revenue was driven by Cannabis Operations of $15,606, compared to $30,534 in the same period in fiscal 2019. Cannabis operations revenue associated with toll extraction and co-packing decreased $21,337 or 95.6% as the Company continued to execute on its strategy of transitioning away from a focus on toll processing to a product development and manufacturing company. In addition to the shift in focus, the Company also incurred reduced shipments of biomass from extraction partners as partners adjusted their workforce and operations to manage through the uncertainty created by the COVID-19 pandemic. The continued execution of the product development and manufacturing strategy was highlighted by the increase in product sales of $6,229 or 75.9% with the scale up white label product formulation and manufacturing to include tinctures, vaporizers, beverages, crumble and sourcing bulk winterized and distillate oil for our partners cannabis 2.0 products.

In addition, the Company generated $731 in revenue from analytical testing through the Company’s lab, compared to $356 in the same period in fiscal 2019, including $293, (three months ended November 30, 2019 - $266) in intercompany testing revenue as the volume of third-party tests increased significantly compared to the same quarter last year.

Management Discussion & Analysis

Twelve Months Ended November 30, 2020 compared to November 30, 2019

Net revenue increased $25,672 or 44.2% to $83,778 for the year ended November 30, 2020, compared to $58,106 in the same period in 2019. The Company’s Cannabis Operations revenue for the year ended November 30, 2020, increased to $82,094 compared to $57,795 in the same period in fiscal 2019. Cannabis operations revenue associated with toll extraction and co- packing decreased $14,314 or 34.4% as the Company continued to execute on its strategy of transitioning away from a focus on toll processing to a product development and manufacturing company. In addition to the shift in focus, the Company incurred reduced shipments of biomass from extraction partners as partners adjusted their workforce and operations to manage through the uncertainty created by the COVID-19 pandemic. The continued execution of the product development and manufacturing strategy was highlighted by the increase in product sales of $38,474 or 237.5% with the scale up white label product formulation and manufacturing to include tinctures, vaporizers, beverages, crumble and sourcing bulk winterized and distillate oil for our partners cannabis 2.0 products.

In addition, the Company generated $2,779 in revenue from analytical testing through the Company’s lab, compared to $901 in fiscal 2019, including $1,095, (year ended August 31, 2019 - $590) in intercompany testing revenue because of the same factors noted in the three-month period above.

Cost of sales, inventory valuation allowance and loss on onerous contracts

Three Months Ended November 30, 2020 compared to August 31, 2020

Cost of sales, loss on onerous contracts, and inventory valuation allowance increased $11,222 or 103.8% to $22,037 in the fourth quarter of fiscal 2020, compared to $10,815 in the previous quarter ended August 31, 2020. Cost of sales, loss on onerous contracts, and inventory valuation allowance for the Cannabis Operations was $22,117 compared to $10,909 in the previous quarter ended August 31, 2020. Cannabis Operations cost of sales are comprised of purchases of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. The Company recorded an inventory write-down of $4,895 for the three months ended November 30, 2020 compared to $504 for the three months ended August 31, 2020, as a result of the continued compression in pricing of biomass and bulk winterized and distillate oil. In addition, an onerous contract loss of $1,819 was recorded for the three months ended November 30, 2020 compared to $nil for the three months ended August 31, 2020 where the contractual costs and purchase obligations under two specific agreements exceeded the economic benefits expected to be received. In the fourth quarter of 2020 as the Company strategically repositioned its inventory, cost of sales were also impacted by $3,156 related to a loss on the sale of certain lots of bulk winterized and distillate oils where the carrying value of the inventory exceeded the revenue on the sale as a result of price compression in the fourth quarter of 2020.

The cost of sales from analytical testing was $165 compared to $95 in the previous quarter ended August 31, 2020. Analytical testing cost of sales is comprised of wages and salaries including benefits, consumables, and an allocation of other operating expenses including facility overhead and depreciation costs. The increase in cost of sales from analytical testing in the quarter was driven largely by the increase in costs associated with the number of tests completed, which was offset by the allocation of a portion of the Canadian Emergency Wage Subsidy (“CEWS”) received by the Company.

Three Months Ended November 30, 2020 compared to November 30, 2019

Cost of sales, loss on onerous contracts, and inventory valuation allowance increased $14,007 or 174.4% to $22,037 for the three months ended November 30, 2020, compared to $8,030 in the same period in fiscal 2019. Cost of sales, loss on onerous contracts, and inventory valuation allowance for the Cannabis Operations was $22,117 compared to $7,936 in the same period in fiscal 2019. Cannabis Operations cost of sales are comprised of purchases of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. The Company recorded an inventory write-down of $4,895 for the three months ended November 30, 2020 compared to $nil for the three months ended November 30, 2019, as a result of the continued compression in pricing of bulk winterized and distillate oil. In addition, an onerous contract loss of $1,819 was recorded for the three months ended November 30, 2020 compared to $nil for the three months ended November 30, 2019 where the contractual cost of biomass exceeds current market value under two specific agreements. In the fourth quarter of 2020, the Company’s cost of sales was also impacted by $3,156 related to a loss on the sale of certain lots of bulk winterized and distillate oils where the carrying value of the inventory exceeded the revenue on the sale as a result of price compression in the fourth quarter of 2020. Finally, there has been a lower mix of toll processing extraction volumes in the fourth quarter of 2020 compared to the same period in 2019.

The cost of sales from analytical testing was $165 compared to $219 in the same period in fiscal 2019. Analytical testing cost of sales is comprised of wages and salaries including benefits, consumables, and an allocation of other operating expenses including facility overhead and depreciation costs. The decrease in cost of sales from analytical testing in the quarter was driven largely by the allocation of a portion of the Canadian Emergency Wage Subsidy (“CEWS”) received by the Company.

Management Discussion & Analysis

Twelve Months Ended November 30, 2020 compared to November 30, 2019

Cost of sales, loss on onerous contracts, and inventory valuation allowance increased $41,299 or 246.5% to $58,054 for the year ended November 30, 2020, compared to $16,755 in the same period in fiscal 2019. Cost of sales and inventory valuation allowance for the Cannabis Operations was $58,090 compared to $16,702 in the same period in fiscal 2019. Cannabis Operations cost of sales are comprised of purchases of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. During the year ended November 30, 2020, cost of sales was impacted by an inventory write-down of $9,293, on cannabis purchased and processed in which the cost of specific lots of inventory exceed the net realizable value due to a one-time extraction efficiency issue and overall compression in pricing of bulk winterized and distillate oil. Additionally, there was an onerous contract loss of $1,819 recorded in relation to two fixed price supply agreements in which the costs and purchase obligations exceed the economic benefits expected to be received. In fiscal 2020, the Company’s cost of sales was also impacted by $3,156 related to a loss on the sale of certain lots of bulk winterized and distillate oils where the carrying value of the inventory exceeded the revenue on the sale as a result of price compression. Finally, there has been a lower mix of toll processing extraction volumes in fiscal 2020.

The cost of sales from analytical testing was $646 compared to $413 in the same period in fiscal 2019. Analytical testing cost of sales is comprised of wages and salaries including benefits, consumables, and an allocation of other operating expenses including facility overhead and depreciation costs. The increase in cost of sales from analytical testing was driven largely by the increase in the number of tests completed by the lab in 2020.

Gross profit

Three Months Ended November 30, 2020 compared to August 31, 2020

Gross profit (loss) decreased to ($5,993) for the three months ended November 30, 2020, compared to $7,313 in the previous quarter ended August 31, 2020. The gross profit (loss) from Cannabis Operations for the fourth quarter was (6,511) or (41.7%) compared to $6,793 or 38.4% in the previous quarter ended August 31, 2020. The decrease in gross margin was largely driven by the inventory write down of $4,895, an onerous contract loss of $1,819 and a loss on the sale of certain lots of bulk winterized and distillate oils of $3,156 in the fourth quarter compared to $504, $nil and $nil respectively in the third quarter.

The analytical testing operations saw a decrease in gross profit dollars for the fourth quarter to $566 or 77.4% compared to $627 or 86.8% in the previous quarter ended August 31, 2020.

Three Months Ended November 30, 2020 compared to November 30, 2019

Gross profit (loss) decreased to ($5,993) for the three months ended November 30, 2020, compared to $22,594 in the same period in fiscal 2019. The gross profit (loss) from Cannabis Operations for the fourth quarter was (6,511) or (41.7%) compared to $22,598 or 74.0% in the same period in fiscal 2019. Gross profit margins for the Cannabis operations were impacted in the fourth quarter of 2020 by inventory write down of $4,895, an onerous contract loss of $1,819 and a loss on the sale of certain lots of bulk winterized and distillate oils of $3,156. In addition, gross profit (loss) was impacted in 2020 by the Company’s continued execution of the shift away from the historical focus on toll processing to the current strategic focus on product development and manufacturing.

The analytical testing operations saw an increase in gross profit for the fourth quarter to $566 or 77.4% compared to $137 or 38.5% in the same period in fiscal 2019.

Twelve Months Ended November 30, 2020 compared to November 30, 2019

Gross profit decreased to $25,724 for the year ended November 30, 2020, compared to $41,351 in the same period in fiscal 2019. The gross profit from Cannabis Operations for the year ended November 30, 2020 was $24,004 or 29.2% compared to $41,093 or 71.1% in the same period in fiscal 2019. Gross profit margins for the Cannabis operations were impacted in the year ended November 30, 2020 by the impairment loss on inventory of $9,293 an onerous contract loss of $1,819 and a loss on the sale of certain lots of bulk winterized and distillate oils of $3,156. In addition, gross profit (loss) was impacted in 2020 by the Company’s continued execution of the shift away from the historical focus on toll processing to the current strategic focus on product development and manufacturing.

The analytical testing operations saw an increase in gross profit to $2,133 or 76.8% compared to $488 or 54.2% in the same period in fiscal 2019.

Management Discussion & Analysis

	For the three months ended		For the year ended
Operating expenses	November 30, 2020	November 30, 2019	November 30, 2020	November 30, 2019
Advertising and promotion	408	362	1,590	2,877
Depreciation and amortization	2,780	2,945	10,190	4,828
Facility costs	370	225	1,808	585
General and administrative	763	262	2,511	609
Impairment loss on trade receivables	315	2	571	2
Insurance	394	174	1,468	504
Management and consulting fees	660	671	2,691	2,597
Professional fees	584	1,052	2,834	1,731
Research, extraction and lab supplies	429	890	2,189	2,183
Share-based payments	3,294	3,717	9,777	12,550
Travel and business development	17	193	279	629
Wages and salaries	4,287	1,629	10,487	3,998

Advertising and promotion

Advertising and promotion expenses increased to $408 in the fourth quarter, compared to $362 in the same period in fiscal 2019. The Company continued to shift marketing efforts throughout 2020 as the strategic focus of the Company shifted from a business to business extraction to a white label, product development, and manufacturing focus.

Advertising and promotion expenses for the year ended November 30, 2020 decreased to $1,590 from $2,877 in the same period in fiscal 2019. The decrease was a result of decreased attendance to conferences, as many conferences in 2020 were cancelled due to COVID-19. Additionally, costs were incurred during the year ended November 30, 2019 related to the increase in activity around building brand awareness and increasing the Company’s business to business presence in the cannabis space which did not re-occur in 2020.

Depreciation and amortization

Depreciation and amortization expense decreased to $2,780 in the fourth quarter, compared to $2,945 in the same period in fiscal 2019. During the three months ended November 30, 2020, $70 (three months ended November 30, 2019 - $576) of depreciation was allocated to cost of sales.

Depreciation and amortization expenses for the year ended November 30, 2020 increased to $10,190 from $4,828 in the same period in fiscal 2019. The increase in depreciation is a result of the acquisition of the Company’s production facility in Kelowna, BC and additional extraction, post processing, white label product formulation and manufacturing equipment to ramp up processing capacity to meet anticipated demand from industry partners. The Company also commenced amortization of the intangible asset associated with the expanded SoRSE sales and license agreement in Canada, Europe, Australia and Mexico resulting in an expense for the year ended November 30, 2020 of $7,118 (year ended November 30, 2019 - $2,854). During the year ended November 30, 2020, $575 (year ended November 30, 2019 - $1,062) of depreciation was allocated to cost of sales.

Facility costs

Facility costs for the three months ended November 30, 2020 increased to $370, compared to $225 in the same period of fiscal 2019. The increase is a result of the short-term lease of the Company’s storage facility in Kelowna, BC and overall increased level of repair and maintenance activity, utilities and property taxes at the production facility in Kelowna, BC.

Facility costs for the year ended November 30, 2020 increased to $1,808 from $585 in the same period in fiscal 2019 for the same reasons outlined above in addition to the short-term lease of the Company’s initial corporate office in Toronto, ON.

General and administrative

General and administrative expenses for the three months ended November 30, 2020 increased to $763, compared to $262 in the same period of fiscal 2019. The Company incurred increased recruitment, information technology and licensing costs in the fourth quarter of 2020 with the build out of the team both in Toronto, ON and Kelowna, BC to support the next phase of growth. The overall increased level of activity within the Company also contributed to the increased general and administrative costs in the current quarter.

Management Discussion & Analysis

General and administrative expenses for the year ended November 30, 2020 increased to $2,511 from $609 in the same period in fiscal 2019 for the same reasons outlined above.

Impairment loss on trade receivables

The Company recognized an impairment loss on the trade receivables provision of $315 for the three months ended November 30, 2020, compared to $2 in the same period of fiscal 2019. The Company continually monitors all credit balances with customers and reviews them monthly for any potential impairment considering such factors as specific payment history of balances, discussions with associated customers and a review of the credit worthiness.

Impairment loss on trade receivables for the year ended November 30, 2020 increased to $571 from $2 in the same period in fiscal 2019 for the same reasons outlined above.

Insurance

Insurance expense for the three months ended November 30, 2020 increased to $394, compared to $174 in the same period of fiscal 2019. The increase is a result of overall increased activity within the Company with production ramping up requiring additional coverage and higher limits for many components of coverage for the Company.

Insurance expenses for the year ended November 30, 2020 increased to $1,468 from $504 in the same period in fiscal 2019 for the same reasons outlined above.

Management and consulting fees

Management and consulting fees decreased slightly to $660 in the fourth quarter, compared to $671 in the same period in fiscal 2019. The expense in 2020 was largely driven by the commencement of consulting fees to support international expansion initiatives.

Management and consulting fees for the year ended November 30, 2020 increased to $2,691 from $2,597 in the same period in fiscal 2019. The expense in 2020 was largely driven by the commencement of consulting fees to support international expansion initiatives, which was offset in the prior year as a result of payments made on the termination of two consulting agreements in the amount of $773 to independent external consultants.

Professional fees

Professional fees decreased to $584 in the fourth quarter, compared to $1,052 in the same period of fiscal 2019. The decrease is a result of payments incurred in relation to the acquisition of Pommies in the fourth quarter of 2019.

Professional fees for the year ended November 30, 2020 increased to $2,834 from $1,731 in the same period in fiscal 2019. The increase is a result of overall increased activity within the Company resulting in higher legal and audit fees and with the transition to the Toronto Stock Exchange, additional consulting fees to support the enhancement of the Company’s internal controls.

Research, extraction and lab supplies

Research, extraction and lab supplies for the three months ended November 30, 2020 decreased to $429, compared to $890 in the same period of fiscal 2019. The decrease is a result of reduced external research and development activities as a result of managing impacts of the COVID-19 pandemic.

Research, extraction and lab supplies for the year ended November 30, 2020 increased to $2,189 from $2,183 in the same period in fiscal 2019 as a result of additional research and development activities and the ramp up of activity levels within the Company, which was offset by reduced external research and development activities as a result of managing the impacts of the COVID-19 pandemic.

Management Discussion & Analysis

Share-based payments

Share-based payments decreased to $3,294 in the fourth quarter of 2020, compared to $3,717 in the same period in fiscal 2019. The decrease is a result of a $1,051 (2019 - $3,111) million stock option expense associated mainly with the legacy companywide employee stock option grant in October 2018, July 2019 and October 2019 to reward employees and align them with the continued focus of generating shareholder value in the Company. In addition, in the fourth quarter of 2020, the board approved a companywide grant of options, RSU’s and DSU’s under the Company’s omnibus LTIP plan resulting in a share- based payments expense of $2,045 (2019 - $nil). There was also an expense of $257 (2019 - $606) related to the grant of shares under certain employment agreements.

Share-based payments decreased to $9,777 for the year ended November 30, 2020, compared to $12,550 in the same period in fiscal 2019. The decrease is a result of the continued reduction in the obligation to issue shares balance, which was $1,478 for the year ended November 30, 2020 (2019 - $4,974). This decrease was partially offset by an increase in share-based payments expense associated with stock options, RSU’s and DSU’s to $8,299 (2019 - $7,576) as the Company introduced the long term incentive option plan and RSUs/DSUs for the 2020 fiscal year.

Travel and business development

Travel and business development decreased to $17 in the three months ended November 30, 2020, compared to $193 in the same period of fiscal 2019. The decrease is a result of lower travel as the Company implemented restrictions on travel to keep employees safe during the COVID-19 pandemic.

Travel and business development for the year ended November 30, 2020 decreased to $279 from $629 in the same period in fiscal 2019 for the same reasons outlined above.

Salaries and wages

Salaries and wages increased to $4,287 in the fourth quarter, compared to $1,629 in the same period in fiscal 2019. The Board of Directors approved a companywide short term incentive bonus of $2,125 for fiscal 2020. The Company did not have a formalized short term incentive plan for fiscal 2020, as a result this amount was entirely recorded when approved in the fourth quarter of fiscal 2020. The Company has now formalized a short-term incentive plan for fiscal 2021 which will be measured and accrued on a quarterly basis going forward against specific measurable targets for each participant. In addition, the increase reflects the general expanding scale of operations and required resources to support that growth in all areas of the business including the expansion of the Toronto office and K2 facility. Offsetting these increases, the company applied for a Government of Canada subsidy of $1,498, the Canadian Emergency Wage Subsidy, as a result of the COVID-19 pandemic. This subsidy has been partially recorded as a reduction in salaries and wages of $1,109 for the three months ended November 30, 2020.

Salaries and wages for the year ended November 30, 2020 increased to $10,487 from $3,998 in the same period in fiscal 2019 as headcount increased from 55 to 203 over that period, a 269% growth. The Board of Directors also approved a companywide short term incentive bonus of $2,125 for fiscal 2020. In addition, the increase reflects the general expanding scale of operations and required resources to support that growth in all areas of the business including the expansion of the Toronto office and K2 facility. The company also applied for a Government of Canada subsidy of $4,478, the Canadian Emergency Wage Subsidy, as a result of the COVID-19 pandemic. This subsidy has been partially recorded as a reduction in salaries and wages of $2,510 in the year ended November 30, 2020.

QUARTERLY RESULTS

The following table presents certain unaudited financial information for each of the eight quarters up to and including the quarter ended November 30, 2020. The information has been derived from our unaudited quarterly consolidated financial statements. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Three Months Ended
	November 30, 2020 $	August 31, 2020 $	May 31, 2020 $	February 29, 2020 $
Revenue	17,932	18,517	17,627	31,980
Income (loss) and comprehensive income (loss)	(16,634)	(3,064)	(3,528)	2,543
Basic income (loss) per share	(0.13)	(0.02)	(0.03)	0.02
Diluted income (loss) per share	(0.13)	(0.02)	(0.03)	0.02

Management Discussion & Analysis

	Three Months Ended
	November 30, 2019 $	August 31, 2019 $	May 31, 2019 $	February 28, 2019 $
Revenue	30,624	16,461	8,800	2,220
Income (loss) and comprehensive income (loss)	4,466	5,893	(10,530)	(6,366)
Basic income (loss) per share	0.04	0.05	(0.10)	(0.07)
Diluted income (loss) per share	0.04	0.05	(0.10)	(0.07)

FINANCIAL POSITION

The following table provides a summary of the Company’s financial position as at November 30, 2020 and November 30, 2019.

	November 30, 2020	November 30, 2019
	$	$
Total assets	167,567	154,751
Total liabilities	40,190	22,017
Share capital	162,585	153,826
Deficit	(56,783)	(36,057)

Total assets

Total assets increased to $167,567 as at November 30, 2020 from $154,751 as at November 30, 2019, primarily due to the increase in inventory as the Company sourced and extracted inventory destined for white label manufacturing activities and purchased hardware, bottles and other components for the roll out of cannabis 2.0 products. In addition, property, plant and equipment increased as a result of construction on the Company’s expanded production facility and office building adjacent to the existing Kelowna, BC facility and higher intangible assets as a result of the expansion of the SoRSE sales and license agreement to include Europe, Australia and Mexico. As November 30, 2020, the Company had a cash balance of $20,344.

Total liabilities

Total liabilities increased to $40,190 as at November 30, 2020 from $22,017 as at November 30, 2019, primarily due to the Company securing a syndicated credit facility, of which $9,500 of the term loan remains outstanding. The increase in total liabilities was also a result of the contractual obligation of $10,701 related to the expansion of the SoRSE sales and license agreement and the adoption of IFRS 16, Leases, on December 1, 2019, the Company has recorded a lease liability of $4,450 as at November 30, 2020.

Share capital

Share capital increased to $162,585 as at November 30, 2020 from $153,826 as at November 30, 2019, primarily due to the issuance of 1,730,432 shares in relation to the expansion of the SoRSE sales license agreement, exercise of 175,424 warrants for gross proceeds of $518, exercise of 436,650 options for gross proceeds of $328, 170,182 equity settled share based payments with a fair value of $328 and the issuance of 1,200,000 shares associated with employment and consulting agreements with certain officers of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of warrants and stock options, and raising additional capital through equity or debt. There is no assurance that the Company will be successful in raising additional capital on commercially reasonable terms or at all. See “Risks and Uncertainties”. See discussion under K2 Facility and Pommies Build Out discussion under “Corporate Highlights” for discussion of capital requirements to execute on planned expansion opportunities.

On January 29, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 19,364,000 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $2.55 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company paid a cash commission of $2,186.

Management Discussion & Analysis

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with Canadian Imperial Bank of Commerce (“CIBC”) as Co-Lead Arranger and Administrative Agent, and ATB Financial (“ATB”) as Co-Lead Arranger (together, the “Lenders”). Under the terms of the credit facility, as of May 29, 2020, the Lenders committed to provide the Company up to $40,000 of secured debt financing at interest rates ranging from prime plus 2.0% to prime plus 2.5% per annum depending on certain financial covenants. The credit facility has a three-year term, maturing May 29, 2023 and is secured by a first ranking charge over substantially all the Company’s assets.

The Credit Facility initially provided for a $20,000 secured term loan, which was fully drawn on May 29, 2020 and up to a $20,000 secured revolving loan, which has not been drawn as at November 30, 2020. In addition, the credit facility initially contained an accordion feature that could allow the Company to increase the aggregate commitments by up to an additional $10,000. The credit facility has a three-year term, maturing May 29, 2023 and is secured by a first ranking charge over substantially all the Company’s assets. The Company is required to repay the term loan component at a minimum $500 per quarter for four quarters commencing August 31, 2020, $625 per quarter commencing on August 31, 2021 for four quarters, and $750 per quarter commencing on August 31, 2022 for three quarters, with the balance due May 29, 2023.

On November 30, 2020, it was determined that the term loan no longer provided the flexibility required to support the business or management’s strategic objectives. Accordingly, on November 30, 2020, the Company made a voluntary prepayment of $9,500 borrowed pursuant to the term loan, which reduced the secured revolving loan to $9,500, and the credit facility was amended: (i) to remove an accordion feature that previously allowed the Company to increase the aggregate commitments under the credit facility by up to an additional $10,000, (ii) to amend certain financial covenants including the senior leverage ratio and the fixed charge coverage ratio and the basis of EBITDA calculations for these financial covenants to be determined on an annualized forward looking basis commencing in the first quarter of 2021, (iii) the addition of a minimum liquidity covenant of $5,000 until June 30, 2021 (iv) the addition of a fourth tier of pricing resulting in interest on the term loan of prime plus 2.00% to prime plus 2.75% depending on certain financial covenants and (v) a waiver was received from the Lender relating to the fourth quarter of 2020 financial covenants.

The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants. The Company received a waiver on November 30, 2020 with respect to the fourth quarter financial covenants.

As at November 30, 2020, the Company had $20,344 of cash, $1,032 of marketable securities and derivatives, $27,544 of trade and other receivables, $1,364 of income tax receivable, $14,396 of accounts payable and accrued liabilities, $8,938 term loan, $10,701 contractual obligation, lease liabilities of $4,450 and income tax payable of $414. As of November 30, 2019, the Company had $49,888 of cash, $8,813 of marketable securities and derivatives , $35,080 of trade and other receivables, $14,855 of accounts payable and accrued liabilities, and income tax payable of $6,280.

	For the year ended
	November 30, 2020	November 30, 2019
	$	$
Operating activities	(14,652)	(7,639)
Financing activities	8,798	63,998
Investing activities	(23,690)	(8,197)

Operating activities

Net cash used in operating activities for the year ended November 30, 2020 was $14,652 as a result of the loss for the period of $20,682, income taxes payable of $5,603, recovery of income taxes of $1,909, repayment of contractual obligation of $964, and increase in non-cash working capital of $18,547, partially offset by non-cash expenses related to share based payments of $9,777, depreciation and amortization of $10,765, loss on onerous contracts of $1,819, impairment loss on trade receivables of $571, accretion of $712, interest expense of $175 and an impairment loss on inventory of $9,293. During the comparative period ended November 30, 2020 net cash used in operating was $7,639 as a result of the loss for the period of $6,536 and an increase in non-cash working capital of $35,829, partially offset by non-cash expenses related to share based payments of $12,550, depreciation and amortization of $5,890, the provision for income taxes of $6,275, the contract termination cost of $5,945 and impairment of assets held for sale $3,194

Management Discussion & Analysis

Financing activities

Net cash received from financing activities for the year ended November 30, 2020 was $8,798 as a result of net proceeds received from securing the term loan facility of $19,337, the exercise of warrants $518 and options $328. Net cash received was partially offset by the repayment of the term loan of $10,500, payment on lease liability of $526, payment on exercise of RSUs of $261, and repurchase of common shares under the normal course issuer bid of $98. During the comparative period ended November 30, 2019 net cash received from financing activities for the year ended November 30, 2019 was $63,998 as a result of the closing of the April 2019 bought deal financing $40,252, proceeds from the exercise of stock options of $1,144 and warrants of $22,602.

The Company filed a prospectus dated October 3, 2018 (the “2018 Prospectus”). Since the 2018 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2018 Prospectus, with the exception of the geographic expansion facility buildout and related equipment purchase, which remains on time but the combined budget has decreased from $7,000 to $6,000. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2018 Prospectus, compared with the estimated expenditures as disclosed in the 2018 Prospectus:

Expected expenditures	Expected Expenditures for 2018 (As per the 2018 Prospectus) $	Expected Expenditures for 2019 (As per the 2018 Prospectus) $	Total Expected Expenditures (As per the 2018 Prospectus) $	Approximate Actual Expenditures (to November 30, 2020) $
Acquisition of 230 Carion Road	4,000	-	4,000	4,500
Acquisition of additional extraction and post- processing equipment at 230 Carion Road to meet demand	6,000	-	6,000	5,900
Complete domestic geographic expansion analysis and acquire facility in strategic location	-	4,000	4,000	3,500
Complete buildout of facility selected for geographic expansion	-	2,000	2,000	240
Acquire equipment for new facility selected for geographic expansion	-	5,000	5,000	730
Total expenditures	10,000	11,000	21,000	14,870

The Company filed a prospectus dated April 2, 2019 (the “2019 Prospectus”). Since the 2019 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2019 Prospectus, with the exception of the retrofit of the building at 180 Carion Road which on November 22, 2020 the Company received an amendment to its existing Health Canada processing license to allow operations to commence at the second facility. The scope of this build out and equipment fit up has increased resulting in an increase in the combined budget to between $29,000 and $31,000. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2019 Prospectus, compared with the estimated expenditures as disclosed in the 2019 Prospectus:

Expected expenditures	Expected Expenditures for 2019 / 2020 (As per the 2019 Prospectus) $	Approximate Actual Expenditures (to November 30, 2020) $
Retrofit building located on the 180 Carion Road	9,000	18,600
Purchase equipment for 180 Carion Road	11,300	-
Expansion of processing facility and extraction capacity at the 230 Carion Road	5,200	4,400
Source and secure strategic partnerships and joint venture opportunities	7,000	947
Total expenditures	32,500	23,947

Management Discussion & Analysisss

Subsequent to the end of the year, on January 28, 2021 the Company filed a prospectus supplement (the “2021 Prospectus”). The Company issued 19,364,000 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $2.55 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company paid a cash commission of $2,186. The Company intends to use the net proceeds from the offering to largely pursue strategic M&A and business expansion opportunities in Canada and international markets, including in connection with “Cannabis 3.0” - related products (i.e. where cannabis is an ingredient in a consumer product) and brands, including everything from skincare, to supplements, topicals, and other products and for working capital requirements and other general corporate purposes.

Investing activities

During the year ended November 30, 2020, net cash used in investing activities was $23,690, due to the acquisition of property, plant and equipment of $23,419, acquisition of intangible assets of $7,921, purchase of financial instruments of $1,000 and issuance of promissory note receivable of $1,000. Net cash used was partially offset by the redemption of a guaranteed investment certificate of $8,500, repayment of the promissory note for $1,033, and proceeds from sale of capital assets of $117. During the comparative period ended November 30, 2019, cash flow from investing activities was $8,197, primarily due to the acquisition of property, plant and equipment of $20,231, the acquisition of Pommies of $4,021, and offset by the redemption of short-term investments of $15,006, and the repayment of a promissory note receivable of $1,058.

Capital resources

The Company manages its capital structure and adjusts it based on the funds available to the Company in order to maintain existing operations and fund expansion opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders’ equity and debt.

The Company is continually evaluating expansion opportunities both domestically and within certain international markets. Depending on the timing and scope of expansion opportunities identified by the Company, there will be a requirement for the investment of additional capital for the Company to continue to successfully execute on its growth strategy. Based on the ongoing analysis of potential growth opportunities, the Company is not able to currently quantify any specific non-committed future capital requirements.

The Company has historically relied on the equity markets and more recently debt markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce cost of capital.

The Company is not currently subject to externally imposed capital requirements. As at November 30, 2020, total current assets less current liabilities totaled $58,617 (November 30, 2019 - $88,176).

OUTSTANDING SHARES, OPTIONS, SHARE UNITS AND WARRANTS

The Company is authorized to issue an unlimited number of common and preferred shares. The table below outlines the number of issued and outstanding common shares, warrants and options.

	February 24, 2021	November 30, 2020	November 30, 2019
Common shares	148,737,184	129,173,184	125,504,096
Warrants	18,583,098	8,901,098	8,988,810
Options	8,347,574	8,445,869	7,673,362
Restricted Share Units	680,707	680,707	-
Deferred Share Units	186,813	186,813	-

OFF-BALANCE SHEET AGREEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing or hedging services with the Company.

Management Discussion & Analysis

COMMITMENTS

The Company has purchase commitments for hemp and cannabis biomass totalling $12,019 over the next year.

In May, 2020, the Company renegotiated a biomass supply agreement to reduce the price paid per kilogram of biomass to address compression in pricing seen in the industry. The Company was able to proactively secure this amendment because of the reduction in prices of biomass in the market.

Management reached out to Valens’ supply partner and negotiated the aforementioned price reduction in order to ensure that Valens’ input biomass would remain competitive with broader market prices. This amendment also resulted in a decrease in the Company’s reported commitment under this agreement. Over the past year the cannabis industry has experienced, and continues to experience price compression, which may adversely impact the Company’s profitability. In addition, such price compression, as well as, or together with, oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company’s future financial results.

The Company recognized a $1,819 onerous contract loss that has been included in the calculation of consolidated loss and comprehensive loss for the year. The onerous contract loss is related to these fixed price supply agreements, as the costs and purchase obligations under the contract exceed the economic benefits expected to be received. For agreements in which the Company recorded a prepaid deposit, the $1,819 loss has been attributed against the prepaid balance ($1,000) and for all other agreements an onerous contracts provision was recorded ($819). The onerous contract liability remains as at November 30, 2020.

Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. The Company will pay

$9,247 in consulting fees over the term of the agreement, subject to Cannvalate meeting the milestones as defined in the agreement. As at November 30, 2020, there remains $8,508 payable under the terms of this agreement.

Based on the above, the future commitments, which include other purchase commitments due in each of the next five reporting years are as follows:

$
2021	13,910
2022	1,891
2023	1,891
2024	1,891
2025	945
Thereafter	-
20,528

Obligation to issue shares

The Company has entered into agreements with officers, to issue the following shares:

	Number of shares to be issued
	2021	2022	2023	Total
Officers	650,000	600,000	450,000	1,700,000

There were no new commitments entered into by the Company during the year ended November 30, 2020 to issue shares. Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

FINANCIAL RISK MANAGEMENT

The Company is exposed to varying degrees to a variety of financial related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Management Discussion & Analysis

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash, restricted short-term investments and balances outstanding under the term loan. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At November 30, 2020, the Company had cash, and restricted short-term investments of $20,444 and a balance of $9,500 on a term loan (2019 - $58,801 and $nil). At November 30, 2020, a 1% decrease in interest rates would result in a reduction in interest income by $204 (2019 - $588) and a reduction of interest expense of $95 (2019 – $nil), compared to a 1% increase in interest rates which would have an equal and opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, promissory note receivable, and receivables. The Company’s cash, and restricted short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and government assistance receivable. In addition, the Company has $11,127 in trade accounts receivable outstanding over 60 days at November 30, 2020 (2019 – $6,961). The expected credit loss for overdue balances is estimated to be $573 (2019 - $2) based on subsequent collections, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at November 30, 2020, the Company has subsequently collected, has trade payables outstanding with the same customers or has recorded a trade receivables valuation allowance loss provision representing 75% of the total balance. Of the Company’s trade receivables outstanding at November 30, 2020, 50% are held with two Health Canada licensed customers of the Company and 18% are held with provincial boards (2019 – 89% held with five Health Canada licensed customer and 0% held with provincial boards).

The Company has a promissory note receivable for $1,409 from a Canadian licensed producer at November 30, 2020. As security for the promissory note the Company holds second ranking security interest, to the senior lender, over the licensed producers’ assets. Subsequent to the end of the year, the promissory note was repaid in full for proceeds of $1,614 including accrued interest and fees of $254.

The carrying amount of cash, restricted short-term investments, promissory note receivable, and trade and other receivables represent the maximum exposure to credit risk, and as at November 30, 2020, this amounted to $49,397 (2019 - $93,568).

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from four Health Canada licensed customers of the Company representing 62% of total revenue in the year ended November 30, 2020 (2019 – four Health Canada licensed customers representing 78% of total revenue). The Company recorded sales from four provincial boards representing 11% of total revenue in the year ended November 30, 2020 (2019 – 0 provincial boards representing 0% of total revenue).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at November 30, 2020, the Company has $21,194 of cash, restricted short-term investments, and marketable securities (2019 - $58,801). The Company is obligated to pay accounts payable and accrued liabilities, current portion of the lease liability, contractual obligation and term loan with a carrying amount of $18,628 (2019 - $14,855).

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and contractual obligations that are denominated in US dollars. As at November 30, 2020, a 10% appreciation of the Canadian dollar relative to the US dollar would have increased net financial assets by approximately $1,073 (November 30, 2019 – $0.5). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

Management Discussion & Analysis

In addition, the Company is exposed to foreign currency risk on fluctuations related to a commitment that is denominated in Australian dollars. As at November 30, 2020, a 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased the commitment by approximately $851 (November 30, 2019 – $nil). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)	The inputs used in calculating the fair value for share-based payment expense included in loss and comprehensive loss.

ii)	The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

iii)	Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

iv)	Valuation and impairment testing of intangible assets and goodwill. For goodwill, assets with indefinite useful lives, or assets not yet available for use, this analysis includes key assumptions, underlying cash flows, and future economic benefit including recoverable amounts. The analysis also includes significant judgement around assumptions associated with the development of the size of new domestic and international markets for the Company’s products, market share acquisition, costs to operate in new jurisdictions and regulations which continue to be defined. For assets being amortized, this assessment included a consideration of external and internal indicators that the asset may be impaired.

v)	Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. Judgment is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

vi)	Inventory is carried at the lower of cost or net realizable value. The determination of net realizable value involves significant management judgement and estimates, including the estimation of future selling prices.

vii)	The Company applied judgement in analysing fixed price supply agreements to determine whether the costs and purchase obligations under the contract exceed the economic benefits expected to be received from it. Management measures onerous contracts as a provision or a reduction to prepaid deposits associated with the agreement.

Management Discussion & Analysis

CHANGES IN ACCOUNTING POLICIES

(i)	IFRS 16 – Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, Leases, which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single, on-balance sheet accounting model for lessees. A lessee is required to recognize a right- of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The Company adopted the standard on December 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods. There were no ROU assets or lease liabilities recognized upon adoption and no impact to the Company’s deficit as at December 1, 2019.

Definition of a lease

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys this right the Company assesses whether:

•	The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset;
•	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
•	The Company has the right to direct the use of the asset. The Company has this right when it has the decision- making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Accounting as a lessee under IFRS 16

The Company recognizes a right-of-use asset and lease liability on the consolidated statements of financial position at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of its useful life or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. The lease liability is subsequently increased by interest costs on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of use asset or is recorded in the consolidated statements of operations if the carrying amount of the right-of-use asset has been reduced to $nil.

Management Discussion & Analysis

Payments associated with short-term leases are recognized as an expense on a straight-line basis in facility costs in the condensed interim consolidated statements of income (loss) and comprehensive income (loss). Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in facility costs.

Transition to IFRS 16

Practical expedients

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions represent leases. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into, or changed, on or after December 1, 2019.

The Company used the additional practical expedient to not recognise a right-of-use asset or lease liability to leases for which the lease term ends within 12 months of the date of initial application.

As a result of the practical expedient, the Company did not require adjustments to opening balances as at December 1, 2019 or to retained earnings resulting from the initial adoption of IFRS 16.

The following table reconciles the operating lease commitments as at November 30, 2019 to the opening balance of lease liability at December 1, 2019:

Operating lease commitments as at December 1, 2019	$4,754
Finance lease liabilities recognized as of December 1, 2019	-
Effect of discounting using the lessee’s incremental borrowing rate	-
Lease commitments not yet in effect	(4,586)
Short term, low-value asset leases	(168)
Lease liabilities recognized as at December 1, 2019	-

(ii)	IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable income or losses, tax bases, unused tax losses, unused tax credits and tax rates, an how an entity considers a change in facts and circumstances. The Company adopted this interpretation on December 1, 2019, applied retrospectively, with no material impact to deficit resulting from the adoption.

(iii)	Amendments to IFRS 16: COVID-19 Related Rent Concessions

The amendment exempts lessees from having to consider individual lease contracts to determine whether rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to COVID-19-related rent concessions that reduce lease payments due on or before June 30, 2021. The amendment is effective June 1, 2020 but, to ensure the relief is available when needed most, lessees can apply the amendment immediately in any financial statements not yet authorized for issue. The Company adopted this amendment during the year ended November 30, 2020, however it did not have a material impact to the Company’s consolidated financial statements.

Management Discussion & Analysis

IFRS Standards in effect but not previously applicable:

(iv)	IAS 20 – Accounting for government grants and disclosure of government assistance (“IAS 20”)

The Company applied for COVID-19 financial relief in Canada under the Canada Emergency Wage Subsidy (“CEWS”) program. The CEWS program is a wage subsidy program launched by the Canadian federal government to qualifying employers to subsidize payroll costs during the COVID-19 pandemic. The qualified subsidy amounts received under the CEWS program are non-repayable.

Government grants and assistance are recognized as a reduction in the related expense in the period in which there is reasonable assurance that the grant or assistance has become receivable and all conditions, if any, have been satisfied.

As at November 30, 2020, the Company qualified to receive the CEWS, and of the $4,478 applied for $3,403 has been received and $1,075 is accrued for under trade and other receivables. The Company has applied the CEWS as a reduction against the following:

	November 30, 2020 $	November 30, 2019 $
Inventory	407	-
Cost of sales	1,561
Wages and salaries	2,510	-
	4,478	-

New IFRS Standards in issue but not yet effective:

(v)	Amendments to IFRS 3, Business combination (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company has assessed the impact of these amendments and has determined that there will be no material impact to the Company’s consolidated financial statements.

(vi)	Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

(vii)	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023 The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Management Discussion & Analysis

RELATED PARTY TRANSACTIONS

Goods and Services

The Company entered into certain transactions with related parties as follows:

		Three months ended		Year ended		As at
		November 30, 2020	November 30, 2019	November 30, 2020	November 30, 2019	November 30, 2020	November 30, 2019
		$	$	$	$	$	$
Name and Relationship to Company	Transaction	Expense				Balance Payable (Receivable)
NorthOk Properties Inc, a company controlled by Ashley McGrath, a director	Rent (1)	-	-	-	76	-	-
Kosha Projects Inc., a company in which Ashley McGrath, a director, has a 50% interest	Farms Termination(2)	-	-	931	-	-	-

(1)	Rent for the Company’s facility at 230 Carion Road, Kelowna, BC was measured at the exchange amount, which is the amount of consideration agreed by the related parties. In the fourth quarter of 2018, the building was sold and the lease was transferred to NorthOk Properties Inc., a company controlled by Ashley McGrath, a director of the Company. In the second quarter of 2019, the Company acquired the facility and has no further lease commitments on this property.

(2)	On December 17, 2019, the Company terminated its joint venture agreement to create the Farms facility with Kosha, a company in which Ashley McGrath, a director of the Company, has a 50% interest.

Key Management Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, President, Executive Vice Presidents and directors of the Company.

The remuneration paid or accrued for the Company’s key management personnel and directors are as follows:

	Year Ended
	November 30, 2020	November 30, 2019
	$	$
Management and consulting fees
Tyler Robson, Chief Executive Officer and director	438	737
Irwin Professional Corp, a company controlled by Chris Irwin – former director of the Company	42	70
Total	480	807

Wages and salaries(1)
Tyler Robson, Chief Executive Officer and director	363	-
Jeff Fallows, President	518	225
Chantel Popoff, Chief Operating Officer	424	304
Chris Buysen, Chief Financial Officer	385	299
Everett Knight, EVP Corporate Development & Capital Markets	292	282
Nitin Kaushal, director	100	71
Ashley McGrath, director	110	69
Deepak Anand, director	80	39
Andrew Cockwell, director	40	-
Karin McCaskill, director	42	-
Renee Merrifield, former director	40	-
Total	2,394	1,289

Share-based payments(2)
Tyler Robson, Chief Executive Officer and director	2,202	2,672
Jeffery Fallows, President	1,428	1,339
Everett Knight, EVP Corporate Development & Capital Markets	509	1,172
Chris Buysen, Chief Financial Officer	554	1,069
Chantel Popoff, Chief Operating Officer	554	963
Deepak Anand, director	166	151
Ashley McGrath, director	166	112
Nitin Kaushal, director	166	112
Andrew Cockwell, director	35	-
Karin McCaskill, director	34	-
Renee Merrifield, former director	34	-
Chris Irwin, former director	54	112
Total	5,902	7,702

Management Discussion & Analysis

(1)	Wages and salaries includes both salary and short term incentive plan (STIP) amounts.
(2)	Share-based payments are the fair value of options, RSU’s and DSU’s granted and vested to key management personnel and directors of the Company under the Company’s Omnibus LTIP plan and legacy stock option plan and the grant of common shares of the Company under employment and consulting agreements.

Related Party Balances

The following related party amounts were included in (a) accounts payable and accrued liabilities and (b) receivables:

	As at
	November 30, 2020	November 30, 2019
	$	$
Accounts Payable and Accrued Liabilities:
(a) Consultant, Officer and Director of the Company (1)	-	21
Receivables:
(b) Officers of the Company(2)	771	282

(1)	The amounts payable to related parties have no specific terms of repayment, are unsecured and do not bear interest.
(2)	As of November 30, 2020, the amounts receivable from key management personnel have no specific terms of repayment, are unsecured and do not bear interest. Subsequent to year end, terms were agreed to with each of the key management personnel including, the balances becoming due January 20, 2024 and accruing interest at a rate of 2.45% per annum.

RISK FACTORS

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s Annual Information Form dated March 31, 2020 available at www.sedar.com, which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers:

•	The Company may be adversely affected by significant outbreak or threat of outbreaks of viruses or other infectious diseases or similar health threats, including the continued and ongoing outbreak of COVID-19 nationally and globally, which could disrupt our processing activities, supply chains and sales channels, and result in a reduction in supply of, or demand for, the Company’s products as a result of travel restrictions, work refusals by and mandatory accommodations for employees, changing demand by consumers, mass quarantines, confinements, lock-downs or government-imposed closures in Canada or internationally, which could adversely impact materially the company’s business, operations or financial results;

•	The Company’s credit facility, could expose the Company to risks that its cash flows may become insufficient to satisfy required payments of principal and interest, the risk of increased interest rates as certain of the Company’s borrowings would likely be at variable rates of interest, and enforcement risk in the event of default;

Management Discussion & Analysis

•	The credit facility contains covenants that require the Company to maintain certain financial ratios. If the Company does not maintain such ratios, it could have consequences for the availability of credit under the credit facility or result in repayment requirements that the Company may not be able to satisfy. Restrictions and covenants from those facilities may limit the Company's ability to execute its plans;

•	Regulatory scrutiny of the Company’s industry may negatively impact its ability to raise additional capital;

•	The Company could be negatively impacted by its customers’ inability to raise additional capital;

•	The Company’s ability to process, store and sell cannabis in Canada is dependent upon licenses from Health Canada which are subject to ongoing compliance and reporting requirements;

•	The Company may have difficulty accessing the service of banks and processing credit card payments in the future, which may make it difficult for the Company to operate;

•	The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada;

•	The Company is subject to restrictions from the TSX which may constrain the Company’s ability to expand its business internationally.

•	The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, marketing, management, transportation, storage and disposal of cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment;

•	Third parties the Company does business with may perceive that they are exposed to reputational risk as a result of the Company’s cannabis business activities;

•	The operation of the Company can be impacted by adverse changes or developments affecting the facilities of the Company’s wholly-owned subsidiaries;

•	The Company’s ability to recruit and retain management, skilled labour and suppliers is crucial to the Company’s success;

•	The Company’s growth strategy contemplates outfitting its facilities with additional production resources. A variety of factors could cause these activities to not be achieved on time, on budget, or at all. As a result, there is a risk that the Company may not have product or sufficient product available to meet the anticipated demand or to meet future demand when it arises;

•	The Company and its wholly-owned subsidiaries have limited operating histories;

•	The Company has a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability;

•	The adult-use cannabis industry is encountering price compression, which may adversely impact the Company’s profitability. In addition, such price compression, as well as, or together with, oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company’s future financial results.

•	Even if its financial resources are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing and there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;

Management Discussion & Analysis

•	There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company;

•	The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity;

•	As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties;

•	The products of the Company’s wholly-owned subsidiaries could be subject to the recall or return of their products for a variety of reasons. If a product recall or return should happen, the Company could be required to incur unexpected expenses and divert management attention and could see harm caused to its image and product sales decline. In addition, as result of the product recall or return, the Company and its wholly-owned subsidiaries could face increased operational scrutiny by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses;

•	Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company;

•	The Company is largely reliant on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company;

•	The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls;

•	The Company’s ability to implement and maintain internal controls over financial reporting and disclosure and procedures;

•	The Company may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption;

•	The Company could fail to integrate acquired companies into the business of the Company;

•	Completed acquisitions, strategic transaction or investments could fail to increase shareholder value;

•	The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business;

•	There can be no assurance that an active and liquid market for the common shares will be maintained and an investor may find it difficult to resell any securities of the Company;

•	The Company does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings;

•	The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety;

Management Discussion & Analysis

•	In recent years, securities markets have experienced extremes in price and volume volatility. The market price of securities of many early stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Company’s shares will be subject to market trends generally and the value of the Company’s shares on a stock exchange may be affected by such volatility;

•	Rapid destabilization of global economic conditions, including as a result of the COVID-19 pandemic, may negatively impact the Company’s financial viability as a result of increased financing costs and limited access to capital markets;

•	The expansion into international operations will result in increased operational, regulatory and other risks;

•	The cannabis industry is in its early stages of development and the Company, and their competitors, may seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company, and additional regulatory approvals from government agencies and any other applicable regulatory authorities, which may take significant amounts of time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on the Company;

•	The Company’s operations may depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations may also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses;

•	The cannabis business is subject to several risks that could result in damage to or destruction of properties or facilities or cause personal injury or death, environmental damage, delays in production and monetary losses and possible legal liability. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company;

•	The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management’s services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company; and

•	The Company’s directors and officers may serve as directors and officers or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act, British Columbia (“Corporations Act”) in dealing with conflicts of interest. These provisions state, where a director/officer has such a conflict, that the director/officer must at a meeting of the Board, disclose his interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.

Dividends

The Company has no dividend record and is unlikely to pay any dividends over the next fiscal year as it intends to deploy available funds for growth opportunities in the cannabis sector. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend on the Company’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors deem relevant.

Management Discussion & Analysis

Nature of the Securities

The purchase of the Company’s securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The Company’s securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Company’s securities should not constitute a major portion of an investor's portfolio.

Proposed Transactions

There are currently no significant proposed transactions except as otherwise disclosed in this MD&A. Confidentiality agreements and non-binding agreements may be entered into from time to time, with independent entities to allow for discussions of the potential acquisition and/or development of potential business relationships.

Approval

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company. The Board of Directors of the Company has approved the financial statements and the disclosure contained in this MD&A.

INTERNAL CONTROLS OVER FINANCING REPORTING

The Chief Executive Officer and Chief Financial Officer, in accordance with Canadian Securities Administrators (“CSA”) National Instrument 52-109 (“NI 52-109”), have both certified that they have reviewed the financial report and this MD&A (the “Filings”) and that, based on their knowledge having exercised reasonable diligence, (a) the Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made with respect to the period covered by the filings; and (b) the financial report together with the other financial information included in the Filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the Filings.

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation.

CSA National Instrument 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. There have been no changes in the Company's internal control over financial reporting during the period ended November 30, 2020 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

DIRECTORS AND OFFICERS

Tyler Robson – Chief Executive Officer, Director	Andrew Cockwell – Director
Chris Buysen – Chief Financial Officer	Ashley McGrath – Director
Chantel Popoff – Chief Operating Officer	Deepak Anand – Director
Jeff Fallows - President	Karin McCaskill – Director
Paul Kunynetz – General Counsel and Corporate Secretary	Nitin Kaushal – Director
Everett Knight – Executive Vice President, Corporate Development and Capital Markets

Management Discussion & Analysis

OTHER REQUIREMENTS

Additional disclosure of the Company’s material change reports, news releases and other information can be obtained on SEDAR at www.sedar.com.

On Behalf of the Board,

THE VALENS COMPANY INC.

“Tyler Robson”	“Nitin Kaushal”
Tyler Robson	Nitin Kaushal

AT VALENS, IT'S PERSONAL.

TSX: VLNS | OTCQX: VLNCF